Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 15, 2014

VIA EDGAR TRANSMISSION

Ms. Allison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
1919 Financial Services Fund (S000046891)
1919 Socially Responsive Balanced Fund (S000046892)
1919 Maryland Tax-Free Income Fund (S000046893)

Dear Ms. White:

Pursuant to Rule 145 under the Securities Act of 1933 (the “1933 Act”), the Trust hereby submits an Amended Form N-14 for the purposes of responding to Staff comments received on August 7, 2014 and August 15, 2014 and making certain non-material changes with respect to reorganizing the Legg Mason Investment Counsel Financial Services Fund and Legg Mason Investment Counsel Social Awareness Fund, each a series of the Legg Mason Partners Equity Trust (each, a “Target Fund, and collectively, the “Target Funds”), a Maryland statutory trust (the “PET Trust”), and the Legg Mason Investment Counsel Maryland Tax-Free Income Trust (and collectively, with the two series of the PET Trust, the “Target Funds”), a series of the Legg Mason Tax-Free Income Fund, a Massachusetts business trust (the “FIF Trust”) into a newly organized corresponding series (each an “Acquiring Fund” and collectively, the “Acquiring Funds”) of the Trust for Advised Portfolios, a Delaware statutory trust (each a “Reorganization” and collectively, the “Reorganizations”).  The Trust is seeking the approval of shareholders to complete the Reorganizations.  Upon effectiveness, this combined proxy statement/prospectus will be mailed to shareholders of each of the Target Funds to seek shareholder approval at a meeting that is currently scheduled for September 24, 2014.  Please note that the Amended Form N-14 includes appropriate changes in response to the Staff comments received on August 11, 2014 related to the Rule 485(a) filing for the Acquiring Funds (accession number 0000894189-14-003251).

On behalf of the Trust and the Acquiring Funds, we hereby request acceleration of this registration statement on Amended Form N-14 filed herewith on August 15, 2014, whereby the registration statement on Amended Form N-14 would be declared effective no later than August 15, 2014.

Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Acquiring Funds’ principal underwriter, requesting that effectiveness of the Amendment of this registration statement on Amended Form N-14 be accelerated to Friday, August 15, 2014, or as soon as practicable thereafter.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios
Enclosure

QUASAR DISTRIBUTORS, LLC

August 15, 2014

VIA EDGAR TRANSMISSION

Ms. Allison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
1919 Financial Services Fund (S000046891)
1919 Socially Responsive Balanced Fund (S000046892)
1919 Maryland Tax-Free Income Fund (S000046893)

Dear Ms. White:

REQUEST FOR ACCELERATION.  As the principal underwriter of the 1919 Financial Services Fund, the 1919 Socially Responsive Balanced Fund and the 1919 Maryland Tax-Free Income Fund (the “Acquiring Funds”), each a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Registration Statement that is filed herewith on Amended Form N-14A on behalf of the Acquiring Funds on August 15, 2014, be accelerated to August 15, 2014, or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

/s/ James R. Schoenike
James R. Schoenike
President
615 East Michigan Street
Milwaukee, WI 53202